SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
WILL H. CAI ^		CHICAGO
EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	HOUSTON
HAIPING LI *	FAX: (852) 3740-4727	LOS ANGELES
RORY MCALPINE ♦	www.skadden.com	NEW YORK
CLIVE W. ROUGH ♦		PALO ALTO
JONATHAN B. STONE *		WASHINGTON, D.C.
ALEC P. TRACY *		WILMINGTON
^ (ALSO ADMITTED IN CALIFORNIA)
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BEIJING
* (ALSO ADMITTED IN NEW YORK)		BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYERS		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
GREGORY G.H. MIAO (NEW YORK)		PARIS
ALAN G. SCHIFFMAN (NEW YORK)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	January 27, 2016	SYDNEY
TOKYO
TORONTO

Daniel F. Duchovny, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Youku Tudou Inc., Alibaba Investment Limited, Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, and YF Venus Ltd.
Schedule 13E-3/A
Filed on January 11, 2016
File No. 005-85821

Dear Mr. Duchovny:

On behalf of Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 20, 2016 with respect to the Schedule 13E-3/A, File No. 005-85821 (the “Schedule 13E-3/A”) filed on January 11, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Second Amendment”) or the revised proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Second Amendment and the Revised Proxy Statement each incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Second Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3/A and the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, filed with the Commission on January 11, 2016 are being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Second Amendment and the Revised Proxy Statement. To the extent any response relates to information concerning Alibaba Investment Limited, Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, and YF Venus Ltd., such response is included in this letter based on information provided to the Company and us by such other persons or their representatives.

Revised Preliminary Proxy Statement

Summary Term Sheet, page 1

1.                                      We reissue prior comment 3. We note that your Summary Term Sheet section and the Questions and Answers are 23 pages in length.

In response to the Staff’s comment, the disclosures in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” have been further revised to reduce their length.

Certain Financial Projections, page 42

2.                                      We reissue prior comment 10. We note that your disclosure of projected financial information is not in response to the requirements of, or pursuant to, Item 1015 of Regulation M-A and is thus not excepted from Rule 100 of Regulation G.

In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 39 to the Revised Proxy Statement.

Opinions of the Special Committee’s Financial Advisor, page 45

3.                                      Please revise your disclosure on page 49 to disclose the substance of your response to prior comment 12.

In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 47 to the Revised Proxy Statement.

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4.                                      We reissue prior comment 13.

In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 46 to the Revised Proxy Statement.

5.                                      We reissue prior comment 14 as it relates to your revised disclosure referring to certain Alibaba affiliates.

In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 49 to the Revised Proxy Statement.

Interests of Certain Persons in the Merger, page 58

6.                                      We reissue prior comment 16. We are unable to locate disclosure about the proceeds to be received by each director and officer for ordinary shares they currently own.

In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 58 and page 59 to the Revised Proxy Statement.

*              *              *

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Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Alibaba Investment Limited, Ali YK Investment Holding Limited, Ali YK Subsidiary Holding Limited, and YF Venus Ltd.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Victor Wing Cheung Koo

Youku Tudou Inc.

Timothy Alexander Steinert

Alibaba Investment Limited,

Ali YK Investment Holding Limited,

Ali YK Subsidiary Holding Limited, and

Xin Huang

YF Venus Ltd.

Kathryn King Sudol, Esq.
Simpson Thacher & Bartlett

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 20, 2016 with respect to the Schedule 13E-3/A, File No. 005-85821 (the “Schedule 13E-3/A”), filed on January 11, 2016 by Youku Tudou Inc. and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Youku Tudou Inc.

By	/s/ Victor Wing Cheung Koo
Name:	Victor Wing Cheung Koo
Title:	Chief Executive Officer and Chairman of the Board of Directors

Ali YK Investment Holding Limited

By	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

Ali YK Subsidiary Holding Limited

By	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

Alibaba Investment Limited

By	/s/ Timothy Alexander Steinert
Name:	Timothy Alexander Steinert
Title:	Authorized Signatory

YF Venus Ltd.

By	/s/ Xin Huang
Name:	Xin Huang
Title:	Director